                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                   Zurich Reinsurance Centre Holdings, Inc.
          -------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   98 9822101
                      -----------------------------------
                                 (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                  Main Street,
                          Norwich, Vermont 05055-0850
                                 (802) 649-3633
                  ------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 31, 1995
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement   X  .
                                                                        -----
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 98 9822101

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455

--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  OO (See Item 3.)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                            --------

     Number of Shares                  (7)  Sole Voting Power
     Beneficially Owned                     -----------------
     by Each Reporting                      302,572
     Person With                       (8)  Shared Voting Power
                                            -------------------
                                            2,000,000
                                       (9)  Sole Dispositive Power
                                            ----------------------
                                            302,572
                                      (10)  Shared Dispositive Power
                                            ------------------------
                                            2,000,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,302,572
--------------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
     Approximately 8.8%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

--------------------------------------------------------------------------------

                                    2 of 11

                                 CUSIP NO. 98 9822101
--------------------------------------------------------------------------------


(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932

--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  OO (See Item 3.)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization   Delaware
                                            ----------------------

     Number of Shares                  (7)  Sole Voting Power
     Beneficially Owned                     ----------------------
     by Each Reporting
     Person With                       (8)  Shared Voting Power
                                            ----------------------
                                            2,000,000
                                       (9)  Sole Dispositive Power
                                            ----------------------

                                      (10)  Shared Dispositive Power
                                            ------------------------
                                            2,000,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,000,000
--------------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
     Approximately 7.7%
--------------------------------------------------------------------------------


(14) Type of Reporting Person (See Instructions)   CO

--------------------------------------------------------------------------------

                                    3 of 11

Item 1.   Security and Issuer.
          --------------------

     This statement on Schedule 13D relates to Common Stock ("Shares") of Zurich Reinsurance Centre Holdings, Inc., a Delaware corporation ("ZRC"). The address of the principal executive office of ZRC is One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005.

Item 2.   Identity and Background.
          ------------------------

     (a), (b), (c) and (f). This statement on Schedule 13D is filed by Fund American Enterprises Holdings, Inc., a Delaware corporation ("FAEH"). FAEH is a financial services holding company principally engaged, through its main operating subsidiary, Source One Mortgage Services Corporation and its subsidiaries ("Source One"), in the business of mortgage banking. Source One is a wholly owned subsidiary of Fund American Enterprises, Inc. ("FAE"), which in turn is a wholly owned subsidiary of FAEH. FAEH also owns a portfolio of investment securities. The principle business and office address of FAEH (and
FAE) is The 1820 House, Main Street, Norwich, Vermont 05055-0850.

     The name, business address, present principle occupation or employment (and the name, principle business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of FAEH and FAE is set forth on Schedule I, attached hereto, and incorporated herein by reference.

     (d) and (e). Neither FAEH, FAE and to the best knowledge of FAEH and FAE, any of the persons listed on Schedule I, attached hereto, during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                    4 of 11

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     White River Corporation ("WRC") transferred 2,000,000 Shares to FAE at $29.500. Of the total $59.0 million in proceeds, $45.0 million were used by WRC in satisfaction of indebtedness due to FAE. The remaining $14.0 million in proceeds were paid to WRC from FAE's general corporate funds. WRC was formerly a wholly owned subsidiary of FAEH.

Item 4.  Purpose of Transaction.
         -----------------------

     FAEH and FAE are holding the Shares for investment purposes and have no present plans or proposals which relate to , or would result in, any of the actions described in Item 4(a) through 4(j).

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) FAEH owns 302,572 Shares directly and 2,000,000 Shares indirectly through FAE. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:

                                 Percentage of
                 Shares             Shares
               Beneficially       Beneficially
Person            Owned              Owned
------         ------------      -------------

  FAEH          2,302,572            8.8%

  FAE           2,000,000            7.7%


  Neither Mr. Arthur Zankel, a director of FAEH, nor First Manhattan Co., a partnership in which Mr. Zankel is a general partner, directly own any Shares. No general partners in First Manhattan Co. directly own any Shares. Limited partners in First Manhattan Co. directly own 2,600 Shares. No relatives of partners (general or limited) in First Manhattan Co. directly own any Shares. Mr. Zankel has non-specific discretionary authority over 1,500 Shares owned by First Manhattan Co.'s clients. Other personnel of First Manhattan (not including Mr. Zankel) have specific discretionary authority over 600 Shares owned by First Manhattan Co.'s clients.

                                    5 of 11

  Other than as set forth above, only the following persons named on Schedule I, attached hereto, beneficially own any Shares.

                                                             Percentage of
                                                  Shares         Shares
                  Person on                    Beneficially    Beneficially
                 Schedule I                        Owned          Owned
                 -----------                   -------------  --------------

                 John J. Byrne *                  161,268         0.6%

                 George J. Gillespie, III         20,000      less than 0.1%

                 Gordon S. Macklin                20,000      less than 0.1%

                 * Also a Director of ZRC


          (b) FAEH has sole voting power and dispositive power with respect to 302,572 Shares and shares voting power and dispositive power with respect to 2,000,000 Shares with FAE. The persons on Schedule I, attached hereto, listed above have sole voting power and dispositive power with respect to Shares individually owned by them respectively.

          (c) Schedule II, attached hereto and incorporated herein by reference, describes all transactions by FAEH and FAE or to the best knowledge of FAEH and FAE, any of the persons listed on Schedule I, attached hereto, in Shares effected during the past 60 days.

          (d)   None

          (e)   Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

          These Shares, which are unregistered, have certain registration rights as stated in the Subscription and Stockholders' Agreement, see Exhibit A.

          Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or, to the best knowledge of FAEH or FAE, between any of the persons named in Item 2 and any other persons with respect to Shares of ZRC.

                                    6 of 11

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit A.     Subscription and Stockholders' Agreement (incorporated
                        herein by reference to Exhibit A. of FAEH's Schedule 13D relating to Common Stock of Zurich Reinsurance Centre
                        Holdings, Inc. filed with the Securities and Exchange
                        Commission on May 18, 1993 as amended by Amendment No. 1 on December 22, 1993.)

                                    7 of 11

                                 SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 8, 1995

                  FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                  BY:
                     -------------------------------------
                     Name:       Michael S. Paquette
                     Title:      Vice President and
                                 Controller


                  FUND AMERICAN ENTERPRISES, INC.


                  BY:
                     -------------------------------------
                     Name:        Terry L. Baxter
                     Title:       President and Secretary

                                    8 of 11

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

          Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), and Fund American Enterprises, Inc. ("FAE") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person.
Each such person is a citizen of the United States of America.

                                                                 Present
Name and                                                    Principal Occupation
Business Address                 Office                       or Employment
----------------                 ------                    --------------------
FAEH

Dennis P. Beaulieu               Corporate Secretary       Corporate Secretary
Fund American Enterprises        of FAEH                   of FAEH
   Holdings, Inc.
The 1820 House, Main Street
Norwich  VT  05055-0850

John J. Byrne                    Chairman of the Board,    Chairman of the Board,
Fund American Enterprises        President & Chief         President & Chief
   Holdings, Inc.                Executive Officer of      Executive Officer of
The 1820 House, Main Street      FAEH, Chairman of the     FAEH
Norwich  VT  05055-0850          Board of FAE

Howard L. Clark                  Director                  Retired
200 Park Avenue, Suite 4501      of FAEH
New York  NY  10166

Howard L. Clark, Jr.             Director                  Vice Chairman of Lehman
Lehman Brothers Holdings Inc.    of FAEH                   Brothers Holdings Inc.
American Express Tower
New York  NY  10128

Robert P. Cochran                Director                  President & Chief
Financial Security Assurance     of FAEH                   Executive Officer of
   Holdings Ltd.                                          Financial Security Assurance
350 Park Avenue                                              Holdings Ltd.
New York  NY  10022

George J. Gillespie, III         Director                  Partner in Cravath,
Cravath, Swaine & Moore          of FAEH                   Swaine & Moore
825 Eighth Avenue
New York  NY  10019

K. Thomas Kemp                   Executive Vice President  Executive Vice President
Fund American Enterprises        of FAEH, Director of      of FAEH
   Holdings, Inc.                FAEH and FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Gordon S. Macklin                Director                  Chairman of White River
8212 Burning Tree Road           of FAEH                   Corporation
Bethesda  MD 20817

                                    9 of 11

                                    ----------------------------------


                                                                       Present
Name and                                                          Principal Occupation
Business Address                   Office                             or Employment
----------------                   -------                        -----------------------

FAEH

Michael S. Paquette                Vice President &                Vice President &
Fund American Enterprises          Controller of FAEH,             Controller of FAEH
   Holdings, Inc.                  Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Allan L. Waters                    Senior Vice President &         Senior Vice President &
Fund American Enterprises          Chief Financial Officer         Chief Financial Officer
   Holdings, Inc.                  of FAEH, Director of            of FAEH
The 1820 House, Main Street        FAE
Norwich  VT  05055-0850

Arthur Zankel                      Director                        Co-Managing Partner
First Manhattan Co.                of FAEH                         First Manhattan Co.
437 Madison Ave.
New York  NY 10022

FAE

Terry L. Baxter                    President & Secretary of FAE,   President & Secretary of FAE
Fund American Enterprises, Inc.         Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

                                    10 of 11

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

     Purchases and sales of Shares of Common Stock of Zurich Reinsurance Centre Holdings, Inc. by the Reporting Persons and by persons listed in Schedule I, attached hereto, within the last 60 days.


Purchased by          Date    Number Purchased  Unit Price
-------------------  -------  ----------------  ----------
   FAE               8/31/95         2,000,000     $ 29.50



Sold by               Date         Number Sold  Unit Price
-------------------  -------       -----------  ----------
   K. Thomas Kemp    8/16/95             1,000     $ 28.75
   K. Thomas Kemp    8/18/95             1,000     $29.625
   K. Thomas Kemp    8/23/95             1,000     $ 29.75

                                    11 of 11